Zentek and Pattern Energy to Collaborate on Icephobic
Technology for Wind Turbine Industry

Guelph, Ontario - May 30, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company is pleased to announce a collaboration with Pattern Energy Group LP ("Pattern Energy") to optimize, test and validate Zentek's icephobic coating for the wind turbine industry.  The partnership is being supported financially by both the Natural Sciences and Engineering Research Council of Canada ("NSERC") and PRIMA Quebec - Advanced Materials Moving Forward.

Pattern Energy develops, constructs, owns, and operates wind turbines and understands the lost efficiency and potential damage to the wind turbine itself and its surroundings that comes from ice accretion on these structures.

Zentek's icephobic technology has already:

  Shown that it has a low ice adhesion strength ("IAS") between 20 and 40 kPa.
  Demonstrated the retention of its low IAS with a kPa between 30 and 45, after accelerated weathering, suggesting durability under real environmental conditions.
  Demonstrated its durability based on rain and sand erosion testing that would meet the requirements of wind turbine use.

As part of their collaboration, Zentek has agreed to give Pattern Energy a priority position to purchase Zentek's icephobic coating if demand for the product exceeds supply.  Zentek has also agreed to give a 40% discount to Pattern on its initial purchases until it has recovered its cost in supporting this research.

The research will be led by Dr. Gelareh Momem at the Université du Québec à Chicoutimi and Université du Québec à Rimouski.

About Pattern Energy

Pattern Energy is one of the world's largest privately-owned developers and operators of wind, solar, transmission, and energy storage projects. Its operational portfolio includes 36 renewable energy facilities that use proven, best-in-class technology with an operating capacity of nearly 6,000 MW in the United States, Canada, Japan, and Mexico. Pattern Energy is guided by a long-term commitment to serve customers, protect the environment, and strengthen communities. For more information, visit www.patternenergy.com.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development, and commercialization of graphene-based novel products seeking to give our commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Mitch Swergold, Director of Investor Relations

Tel: (917) 930-8723

Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.